Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

DATE OF BOARD MEETING

The board of directors (the “Board”) of OneConnect Financial Technology Co., Ltd. (the “Company”) announces that a meeting of the Board will be held on Tuesday, May 21, 2024 for the purpose of, inter alia , considering and approving the unaudited quarterly results of the Company and its subsidiaries and consolidated affiliated entities for the three months ended March 31, 2024, and its publication.

The Company’s management will hold an earnings conference call on Tuesday, May 21, 2024, at 8:00 a.m. U.S. Eastern Time or 8:00 p.m. Hong Kong Time on the same day. For participants who wish to join the conference, please complete the online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon the registration, the participants will receive an email reminder providing the live webcast link as well as the conference call access information including dial-in numbers, an access code and a PIN. For participants who wish to raise queries during the conference, please use the dial-in numbers provided in the email reminder.

Participant online registration link:

https://www.netroadshow.com/events/login?show=f962eec4&confId=64991

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, May 8, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.